ralliBox, Inc.
547 22nd Street  Ogden, UT 84403

April 6, 2016
VIA EDGAR AND
US MAIL

Office of the Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: ralliBox, Inc.
Withdrawal of Offering Statement on Form 1-A
File No. 024-10467

Ladies and Gentlemen:
We hereby withdraw, subject to the consent of the Director, the above referenced Offering Statement. None of the securities that are the subject of this offering statement have been sold and this offering statement is not the subject of temporary suspension order issued by the SEC.

Thank you for your consideration in this matter.

Sincerely,

/s/Kyle Mercer

Secretary/Treasurer; CFO; Board Member